CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$361,000	$41.91

Pricing supplement no. 1569 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 192-A-III dated March 10, 2011	Registration Statement No. 333-155535 Dated August 26, 2011 Rule 424(b)(2)

Structured Investments	$361,000 10.00% per annum Callable Yield Notes due August 31, 2012 Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

General

  The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of either the Russell 2000® Index or the Market Vectors Gold Miners ETF and to forgo dividend payments. Investors should be willing to assume the risk that the notes may be called and the investors will receive less interest than if the notes were not called and the risk that, if the notes are not called, the investors may lose some or all of their principal at maturity.
  The notes will pay 10.00% per annum interest over the term of the notes, assuming no Optional Call. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than the Protection Amount on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The notes may be called, in whole but not in part, at our option on any of the Optional Call Dates set forth below. If the notes are called pursuant to an Optional Call, payment on the Optional Call Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 31, 2012*
  The payment at maturity is not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Underlyings:	The Russell 2000® Index (the “Index”) and the Market Vectors Gold Miners ETF (the “Fund”) (each an “Underlying,” and collectively, the “Underlyings”)
Interest Rate:

10.00% per annum over the term of the notes, assuming no Optional Call, paid monthly and calculated on a 30/360 basis

The notes may be called, in whole but not in part, at our option (such an event, an “Optional Call”) on any of the Optional Call Dates set forth below.

Protection Amount:

With respect to the Index, 276.716, which is equal to 40.00% of the Starting Underlying Level of the Index. With respect to the Fund, $24.992 initially, which is equal to 40.00% of the Starting Underlying Level of the Fund, subject to adjustments.

Pricing Date:	August 26, 2011
Settlement Date:	On or about August 31, 2011
Observation Date:	August 28, 2012
Maturity Date*:	August 31, 2012
CUSIP:	48125XD94
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the last calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Optional Call Date, as applicable (each such day, an “Interest Payment Date”), commencing September 30, 2011. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

If the notes are not called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless:

(a) the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying; and

(b) a Trigger Event has occurred.

If the notes are not called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:

$1,000 + ($1,000 x Lesser Performing Underlying Return)

You will lose some or all of your principal at maturity if the notes are not called and the conditions described in (a) and (b) are both satisfied.

Trigger Event:

A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount.

Underlying Return:	With respect to each Underlying, the Underlying Return is calculated as follows: Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Optional Call:

We, at our election, may call the notes, in whole but not in part, on any of the Optional Call Dates prior to the Maturity Date at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest to but excluding the applicable Optional Call Date. If we intend to call your notes, we will deliver notice to DTC at least five business days before the applicable Optional Call Date.

Optional Call Dates*:	November 30, 2011, February 29, 2012 and May 31, 2012
Additional Key Terms:	See “Additional Key Terms” on the next page.
*

Subject to postponement as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Payment upon Optional Call,” as applicable, in the accompanying product supplement no. 192-A-III

Investing in the Callable Yield Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 192-A-III and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$50	$950

Total	$361,000	$18,050	$342,950

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $50.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-95 of the accompanying product supplement no. 192-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 26, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 192-A-III dated March 10, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 1, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 192-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 192-A-III dated March 10, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001693/e42021_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:

With respect to the Index, the closing level of the Index on the Pricing Date (the “Initial Index Level”), which was 691.79. With respect to the Fund, the closing price of one share of the Fund on the Pricing Date, which was $62.48, divided by the Share Adjustment Factor for the Fund (the “Initial Share Price”). We refer to each of the Initial Index Level for the Index and the Initial Share Price for the Fund as a “Starting Underlying Level.”

Ending Underlying Level**:

With respect to the Index, the closing level of the Index on the Observation Date (the “Ending Index Level”). With respect to the Fund, the closing price of one share of the Fund on the Observation Date (the “Final Share Price”). We refer to each of the Ending Index Level for the Index and the Final Share Price for the Fund as an “Ending Underlying Level.”

Share Adjustment Factor:

With respect to the Fund, 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 192-A-III for further information about these adjustments.

Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the Russell 2000® Index and the Underlying Return of the Market Vectors Gold Miners ETF

** Subject to adjustment in the event of a market disruption event or non-trading day on the Observation Date as described under “Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year” in the accompanying product supplement no. 192-A-III

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay interest at a rate of 10.00% per annum over the term of the notes, assuming no Optional Call, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 10.00% per annum over the term of the notes, assuming no Optional Call. Interest will be payable monthly in arrears on the last calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Optional Call Date, as applicable (each such day, an “Interest Payment Date”), commencing September 30, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or the applicable Optional Call Date, as applicable. If an Interest Payment Date or the applicable Optional Call Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for December 2011 is December 31, 2011, but because December 31, 2011 is a Saturday, payment of interest with respect to that Interest Payment Date will be made on January 3, 2012, the next succeeding business day.
  POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE — If the notes are called pursuant to an Optional Call, on the applicable Optional Call Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT CALLED — If the notes are not called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount. However, if the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you could lose the entire principal amount of your

JPMorgan Structured Investments —	PS-1
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

  notes.
  EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the Russell 2000® Index or the Market Vectors Gold Miners ETF.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

  The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index primarily comprised of publicly traded companies involved in the mining of gold. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

  For additional information on each Underlying, see the information set forth under “The Russell 2000® Index” and “The Market Vectors Gold Miners ETF” in the accompanying product supplement no. 192-A-III.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 192-A-III. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes for U.S. federal income tax purposes as units comprising: (x) a Put Option written by you that is terminated if an Optional Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option and (ii) 9.50% of each interest payment as interest on the Deposit and the remainder as Put Premium. We will follow this approach in determining our reporting responsibilities, if any. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Optional Call. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings, or any equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 192-A-III dated March 10, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Accordingly, you could lose up to the entire principal amount of your notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Optional Call Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the

JPMorgan Structured Investments —	PS-2
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

  market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING — If the notes are not called, a Trigger Event has not occurred and the Ending Underlying Level of either Underlying is not below the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Optional Call Date plus any accrued and unpaid interest, regardless of the appreciation in the value of either Underlying, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.
  YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE, AS APPLICABLE, OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to both of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing level or closing price, as applicable, of each Underlying.
  THE BENEFIT PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, is less than the Starting Underlying Level of such Underlying by less than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If the notes are not called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings’ respective performances may not be correlated and, as a result, if the notes are not called and a Trigger Event occurs, you may receive the principal amount of your notes at maturity only if there is a broad based rise in the performance of U.S. equities across diverse markets during the term of the notes.
  THE OPTIONAL CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — Upon an Optional Call, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.
  REINVESTMENT RISK — If your notes are called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Optional Call Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are called prior to the Maturity Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, or upon a call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — Assuming the notes are not called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying is not less than its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.
  VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of

JPMorgan Structured Investments —	PS-3
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

  the Pricing Date that such Underlying could close below its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period. An Underlying’s volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  THERE ARE RISKS ASSOCIATED WITH THE MARKET VECTORS GOLD MINERS ETF — Although the Market Vectors Gold Miners ETF’s shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Market Vectors Gold Miners ETF or that there will be liquidity in the trading market. The Market Vectors Gold Miners ETF is subject to management risk, which is the risk that Van Eck’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Market Vectors Gold Miners ETF, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE MARKET VECTORS GOLD MINERS ETF AND THE NYSE ARCA GOLD MINERS INDEX — The Market Vectors Gold Miners ETF does not fully replicate the NYSE Arca Gold Miners Index and may hold securities not included in the NYSE Arca Gold Miners Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the NYSE Arca Gold Miners Index, all of which may lead to a lack of correlation between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. Finally, because the shares of the Market Vectors Gold Miners ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Market Vectors Gold Miners ETF may differ from the net asset value per share of the Market Vectors Gold Miners ETF. For all of the foregoing reasons, the performance of the Market Vectors Gold Miners ETF may not correlate with the performance of the NYSE Arca Gold Miners Index.
  RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the Underlyings would have.
  HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Fund or the equity securities included in the Index or held by the Fund. We or our affiliates may also trade in the Fund or instruments related to the Fund or the equity securities included in the Index or held by the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of a call or our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
  THE ANTI-DILUTION PROTECTION FOR THE MARKET VECTORS GOLD MINERS ETF IS LIMITED — The calculation

JPMorgan Structured Investments —	PS-4
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

  agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Market Vectors Gold Miners ETF. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Market Vectors Gold Miners ETF. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the level and price of the Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Trigger Event has occurred;
    the interest rate on the notes;
    the actual and expected volatility of the Underlyings;
    the time to maturity of the notes;
    the Optional Call feature and whether we are expected to call the notes, which are likely to limit the value of the notes;
    the dividend rates on the equity securities included in or held by the Underlyings;
    the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
    interest and yield rates in the market generally as well as in the markets of the equity securities included in or held by the Underlyings;
    a variety of economic, financial, political, regulatory and judicial events;
    the occurrence of certain events to the Market Vectors Gold Miners ETF that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-5
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

Historical Information

The following graphs show the historical weekly performance of the Russell 2000® Index from January 6, 2006 through August 26, 2011 and the Market Vectors Gold Miners ETF from May 26, 2006 through August 26, 2011. The closing level of the Russell 2000® Index on August 26, 2011 was 691.79. The closing price of one share of the Market Vectors Gold Miners ETF on August 26, 2011 was $62.48.

We obtained the various closing levels and prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of either Underlying on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.

JPMorgan Structured Investments —	PS-6
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “note total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. The table and examples below assume that the notes are not called prior to maturity and that the Lesser Performing Underlying is the Russell 2000® Index. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity. In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 700 and reflect the Interest Rate of 10.00% per annum over the term of the notes (assuming no Optional Call) and the Protection Amount of 40.00%. If the notes are called prior to maturity, your total return and total payment may be less than the amounts indicated below. The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Trigger Event Has Not Occurred (1)		Trigger Event Has Occurred (1)

Ending Underlying Level	Lesser Performing Underlying Return	Note Total Return	Total Payments over the Term of the Notes	Note Total Return	Total Payments over the Term of the Notes

1260.00	80.00%	10.00%	$1,100.00	10.00%	$1,100.00
1155.00	65.00%	10.00%	$1,100.00	10.00%	$1,100.00
1050.00	50.00%	10.00%	$1,100.00	10.00%	$1,100.00
980.00	40.00%	10.00%	$1,100.00	10.00%	$1,100.00
910.00	30.00%	10.00%	$1,100.00	10.00%	$1,100.00
840.00	20.00%	10.00%	$1,100.00	10.00%	$1,100.00
770.00	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
735.00	5.00%	10.00%	$1,100.00	10.00%	$1,100.00
700.00	0.00%	10.00%	$1,100.00	10.00%	$1,100.00
665.00	-5.00%	10.00%	$1,100.00	5.00%	$1,050.00
630.00	-10.00%	10.00%	$1,100.00	0.00%	$1,000.00
560.00	-20.00%	10.00%	$1,100.00	-10.00%	$900.00
490.00	-30.00%	10.00%	$1,100.00	-20.00%	$800.00
420.00	-40.00%	10.00%	$1,100.00	-30.00%	$700.00
419.93	-40.01%	N/A	N/A	-30.01%	$699.90
350.00	-50.00%	N/A	N/A	-40.00%	$600.00
280.00	-60.00%	N/A	N/A	-50.00%	$500.00
210.00	-70.00%	N/A	N/A	-60.00%	$400.00
140.00	-80.00%	N/A	N/A	-70.00%	$300.00
70.00	-90.00%	N/A	N/A	-80.00%	$200.00
0.00	-100.00%	N/A	N/A	-90.00%	$100.00

(1) A Trigger Event occurs if the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than 40% on any day during the Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 700 to an Ending Underlying Level of 770. Because the Ending Underlying Level of the Lesser Performing Underlying of 770 is greater than its Starting Underlying Level of 700, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: A Trigger Event has not occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 560. Even though the Ending Underlying Level of the Lesser Performing Underlying of 560 is less than its Starting Underlying Level of 700, because a Trigger Event has not occurred, the investor receives total payments of $1,100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

JPMorgan Structured Investments —	PS-7
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF

Example 3: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 560. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 560 is less than its Starting Underlying Level of 700, the investor receives total payments of $900 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

[$1,000 + ($1,000 x -20%)] + $100 = $900

Example 4: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 350. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 350 is less than its Starting Underlying Level of 700, the investor receives total payments of $600 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

[$1,000 + ($1,000 x -50%)] + $100 = $600

Example 5: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 0. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of 700, the investor receives total payments of $100 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $100 per $1,000 principal amount note over the term of the notes, calculated as follows:

[$1,000 + ($1,000 x -100%)] + $100 = $100

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments —	PS-8
Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the Market Vectors Gold Miners ETF